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SEC FILE NUMBER
8-37664

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TLS Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 Providence Road, Suite 203
(No. and Street)

Towson	Maryland	21286
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Schmidt	410-825-1295	TOMSCHMIDT@TLSADVISORYSERVICES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kuczak & Associates, P.A.
(Name – if individual, state last, first, and middle name)

139 North Main Street	Bel Air	MD	21014
(Address)	(City)	(State)	(Zip Code)

02/23/10	5023
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas L. Schmidt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TLS Financial Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

DIANE COOPER SHAW
NOTARY PUBLIC
BALTIMORE COUNTY, MD
My Commission Expires 04/21/2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TLS FINANCIAL SERVICES, INC.
STATEMENT PERTANING TO EXEMPTIVE PROVISIONS UNDER 15C3-3(K(1)
December 31, 2023

Computation for Determination of Reserve Requirement Under Exhibit A

Member exempt under 15c3-3(k)(1)

Information Relating to Possession and Control Requirements Under Rule 15c3-3(k)(1)

Member exempt under 15c3-3(k)(1)

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

Review Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TLS Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k)(1) under which TLS Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) TLS Financial Services, Inc. stated that TLS Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception. TLS Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLS Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bel Air, Maryland
January 15, 2024

TLS FINANCIAL SERVICES, INC.
EXEMPTION REPORT
December 31, 2023

TLS Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

TLS Financial Services, Inc.

I, Thomas L. Schmidt, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

Thomas L. Schmidt

President
January 15, 2024

TLS FINANCIAL SERVICES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2023

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accounts payable	$ 125
Aggregate Indebtedness	$ 125
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 29,505
Less: Total Non-Allowable Assets	-
Net Capital	$ 29,505
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	24,505
Net capital, as shown above	$ 29,505
Percentage of aggregated indebtedness to net capital	0.42 %
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 29,505
Net Capital Per Above	$ 29,505
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 125
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 125

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

See Independent Auditors' Report

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TLS Financial Services, Inc. as of December 31, 2023, and related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc.as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor consecutively since 2004.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kuczek & Associates, P.A.

Bel Air, Maryland
January 15, 2024

TLS FINANCIAL SERVICES, INC.

Balance Sheet
See Auditor's Report

December 31, 2023

ASSETS

Current Assets:	
Cash and cash equivalents	$ 29,630
Total Assets	$ 29,630

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 125
	125
Stockholder's Equity:	
Common stock $1.00 par value; authorized 100,000 shares	
Issued and outstanding 100 shares	100
Additional paid-in capital	28,731
Retained earnings	674
Total stockholders' equity	29,505
Total Liabilities and Stockholder's Equity	$ 29,630

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statements of Operations and Retained Earnings
See Auditor's Report

For the year ended December 31, 2023

INCOME	
Commissions	$ 20,657
EXPENSES	
Commissions	10,327
Management fee	2,875
Professional fees	4,275
Insurance	2,425
Other expenses	1,982
	21,884
Net loss	$ (1,227)

RETAINED EARNINGS

Retained earnings, beginning of year	$ 1,901
Net loss	(1,227)
Retained earnings, end of year	$ 674

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statement of Cash Flows
See Auditor's Report

For the year ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(1,227)
Decrease in Accounts payable		(125)
Net cash used in operating activities		(1,352)
Cash and cash equivalents, beginning of year		30,982
Cash and cash equivalents, end of year	$	29,630

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Notes to Financial Statements
See Auditor's Report

December 31, 2023

1. **Line of Business and Summary of Significant Accounting Policies**

Nature of Business and Reporting Entity

TLS Financial Services, Inc. was incorporated in Maryland in 1986. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds.

Revenue and Cost Recognition

Revenues are derived primarily from brokerage commissions. They are recorded on the accrual basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Income Taxes

The stockholder of the Company has elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholder is taxed on his proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

Subsequent Events

Management has evaluated subsequent events through January 15, 2024, the date which the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment to or disclosure in the accompanying financial statements.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2023, the Company had net capital of approximately $29,505. The Company's percentage of aggregate indebtedness to net capital ratio was 0.42 %.

3. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash with one financial institution but is within the FDIC limits. As part of its cash management process, the Company performs periodic evaluations of its credit standing of the financial institution.

4. Related Party Transactions

TLS Advisory Services, Inc. a related party through common ownership maintains office space used by the Company. During the year, the Company paid TLS Advisory Services, Inc. under a month-to-month arrangement as a management fee for their use of office space and supplies. The management fee for the year ended December 31, 2023 was $2,875.

The Company paid commissions in the amount of $10,327 to the sole stockholder during the year ended December 31, 2023.